Thomas R. Wardell Senior Counsel thomas.wardell@dentons.com D +1 404 527 4990	Dentons US LLP 303 Peachtree Street, NE Suite 5300 Atlanta, GA 30308-3265 United States

Salans FMC SNR Denton McKenna Long dentons.com

                     September 18, 2017

VIA EDGAR

Robert Shapiro

Senior Staff Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:	ADTRAN, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 24, 2017

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Filed August 4, 2017

File No. 000-24612

Dear Mr. Shapiro:

In reference to our telephone conversation today, this letter will confirm the extension of ten business days, through the close of business on October 11, 2017 (due to the federal holiday on October 9) for filing our responses to the SEC comment letter dated September 12, 2017.

If you have any questions, please call me at the above number. Thank you very much.

Sincerely,

/s/ Thomas R. Wardell
Thomas R. Wardell
Senior Counsel

TW: Iar